February 9, 2005

Mail Stop 03-06

Paul Genova
President and Chief Financial Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

Re:	Wireless Telecom Group, Inc.
      Preliminary Schedule 14A filed January 11, 2005
      File No. 001-11916

Dear Mr. Genova:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General

1. Please update your filing to fill in all of the blanks.

2. Please eliminate the use of capitalized defined terms throughout the forepart (cover page, summary term sheet, question-and-answer section, and risk factors) of the filing, and limit their use in the rest of the filing. We note, for example, "Stock Purchase
Agreement," "Acquisition," "Issuance," "Acquisition
Consideration,"
"IP Allegations," etc. For further guidance on drafting disclosure in plain English, please see our website.

Questions and Answers . . . - Page ii

What do I need to do now? - Page iv

3. Relocate the second paragraph to be part of the answer provided to the question entitled, "How will votes be counted at the special meeting?"

Summary - Page 1

4. Relocate the summary term sheet so that it precedes the questions-and-answers section. See Item 1001 of Regulation M-A. Revise the disclosure so that the summary term sheet information is written in plain English, and logically arrange the disclosure so that it is informative to investors. For example, it would make sense to explain to investors why you are engaging in the acquisition at the beginning of the summary, rather than on page 5. Also, balance the disclosure by listing the potential disadvantages of the transaction.

5. Your summary disclosure should summarize and explain the material factors investors should consider in deciding whether to approve this transaction, rather than simply lifting whole sections from the proxy statement and duplicating them here under caption headings. Please revise.

6. Eliminate duplicative disclosure between the summary term sheet and the questions and answers.

7. Disclose in an appropriate location in the summary that Willtek has two shareholders, identify them, and disclose the percentage of total outstanding equity of Wireless Telecom Group each will hold after the acquisition.

8. Your cross references to large blocks of disclosure (for example, the cross reference to "Pages 38 through 76") are not helpful to investors. Please revise.

Indemnification Provisions - Page 4

9. Revise to briefly explain the IP allegations so an investor reading the summary can understand this discussion.

Regulatory Filings - Page 9

10. Update the disclosure on page 61 to disclose the status of your efforts to comply with regulatory laws.


New Loan Agreement - Page 7

11. Expand in this paragraph to disclose the relationship between Investcorp and Willtek. Explain why you entered into this agreement.

Wireless Telecom Group, Inc.  Unaudited Pro Forma Condensed
Consolidated Financial Statements - Page 13

Pro Forma Condensed Consolidated Balance Sheet - Page 15

12. We note the intangible assets row does not foot across. Based on your preliminary purchase price allocation on page 18, it appears the pro forma consolidated amount of intangible assets should be $14,500.
Please revise your pro forma balance sheet to correct, or revise your preliminary purchase price allocation on page 18 as appropriate.

Pro Forma Condensed Consolidated Statement of Operations - Page 16

13. It appears that your pro forma statement does not foot or cross-foot. Please revise accordingly.

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements - Page 18

Note 1 - Basis of Presentation - Page 18

14. Tell us why you have included the elimination of the historical shareholders` equity of Willtek, existing intangible assets of Willtek and the reduction of the pension obligation to funded status in your preliminary purchase price allocation. Refer to paragraphs
35-46 of SFAS 141. Your purchase price allocation should allocate the total cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values as of the date of the acquisition. Therefore, you should not be allocating any portion of the purchase price to reduce the values of assets or liabilities of the acquired entity. Please revise your preliminary purchase price allocation table as appropriate.

15. Explain why in the second paragraph you state that pursuant to the Stock Purchase Agreement, WTT will issue "up to" 8,000,000 shares of its common stock.

Note 2 - Pro Forma Adjustments - Page 19

16. It appears that you have only applied adjustment (l) for the year ending December 31, 2003. However, your adjustments for the nine months ended September 30, 2004 include an adjustment relating to
(m), which is to record a tax benefit arising from adjustment (l). Please revise to include an adjustment relating to (l) for the nine months ended September 30, 2004.

Comparative Historical and Pro Forma Per Share Data - Page 21

17. You state that your calculation of historical and pro forma book value per share as of September 30, 2004 is based on the actual and pro forma number of shares outstanding at that date. However, it appears that the actual calculation instead uses the fully diluted weighted average shares outstanding from January 1, 2004 to September
30, 2004. Please supplementally provide us with your calculation of historical and pro forma book value per share. Revise your filing to show the book value per share based on the actual and pro forma number of shares outstanding at September 30, 2004.
Alternatively,
tell us why you believe use of the fully diluted weighted average number of shares is appropriate and revise your disclosure to more accurately describe how the book value per share was calculated.

The Acquisition - Page 38

Background of the Acquisition - Page 38

18. Expand to disclose what happened after Capitalink was furnished with the IP letter. Disclose whether it was asked to reaffirm its opinion that was issued prior to knowing about the allegations.
If
so, did it do so?  If not, explain why not.

Reasons for the Acquisition - Page 44

19. If Capitalink did not reaffirm its opinion after it received the
IP letter, expand to discuss what consideration the board gave to that fact.

20. We note in the first bullet point on page 45 that your board considered "possible alternative means of achieving the anticipated benefits of the Acquisition, including the possibility of one or more strategic combinations with other companies." Please disclose in the section entitled "Background of the Acquisition" details regarding alternatives that your board considered and when they considered them.

21. The bulleted lists of benefits and risks on page 45 do not give investors much insight into the Board`s deliberative process in determining whether or not to approve the acquisition or why it is recommending that shareholders approve it. Please revise.

22. Revise the disclosure at the bottom of page 45 to discuss whether the Board considered the history of Willtek`s operating losses in deciding to approve the merger. In balancing this factor with some of the other factors, what conclusions did the Board reach? Clarify why you refer to "substantial dilution to WTT`s current shareholders" as a "risk" when, in fact, it is a certainty.

23. We note your disclosure on page 19 that "WTT may incur significant restructuring charges upon completion of the acquisition or in subsequent quarters for severance or relocation costs related to WTT employees." Expand to discuss what consideration the Board gave to these costs.

Opinion of Capitalink, L.C. - Page 46

24. Supplementally provide copies of the materials that Capitalink prepared in connection with its fairness opinion or otherwise provided to the WTT board in connection with this transaction. We may have additional comments after we review those materials.

25. Revise the last sentence in the first paragraph on page 49 to more specifically explain your reference to the "Risk Factors" section.

26. Please revise the disclosure to state specifically what conclusions Capitalink drew from each analysis and whether and how it supports the fairness finding. We note the disclosure that, "Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to whether, on the date of such opinion, the consideration to be received ... is fair, from a financial point of view, to WTT`s shareholders." This language does not negate the need for disclosure that fully explains to investors the basis for Capitalink`s opinion and how it determined that the consideration to be paid is fair. We may have further comments when we review revised disclosure in response to this comment.

27. Explain how the "Equity Value of Willtek" was calculated for purposes for purposes of determining the "Valuation Overview."

Directors and Executive Officers of WTT Following Completion of the
Acquisition - Page 57

28. Confirm supplementally that WTT will not be making severance payments to any officers or directors who will be leaving as a result of the acquisition.

The Stock Purchase Agreement - Page 62

29. Please revise the introductory paragraph to clarify that your disclosure includes all material provisions of the agreement, and revise your disclosure as appropriate.

30. Please file all material exhibits to the stock purchase agreement, including the indemnification escrow agreement, and summarize their material terms here.

Acquisition Consideration - Page 62

31. Expand the disclosure to describe in more detail the "certain liabilities and obligations of Willtek" that you are assuming in connection with the acquisition.

Other Agreements Related to the Acquisition - Page 73

32. Revise the introductory paragraph to state that you have discussed all material provisions of the agreements, and revise your disclosure as appropriate.

New Loan Agreement - Page 76

33. Please disclose your reason for refinancing Willtek`s outstanding indebtedness to Investcorp, and describe the material terms of the indebtedness both before and after entry into the new loan agreement.

34. We note that you have agreed to guaranty Willtek`s obligations under the new loan agreement. Have you entered into a written guaranty? If so, please amend your filing to include this agreement, and summarize its material terms here and in the summary.

Security Ownership of Beneficial Owners and Management of WTT-
Page
77

35. Name the natural persons who have voting and/or investment control over the shares held by Investcorp Technology Ventures LP and
Damany Holding GmbH.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of WTT - Page 79

Critical Accounting Policies - Page 79

36. Please revise to provide greater insight into the quality and variability of information regarding financial condition and operating performance within your critical accounting policies. Revise your future filings to address specifically why your accounting estimates or assumptions bear the risk of change. Also, please revise to analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Results of Operations - Page 80

For the Nine Months Ended September 30, 2004 Compared to September 30, 2003 - Page 80

37. We note you attribute the increase in revenues for the nine months ended September 30, 2004 to increased sales activity of the Boonton peak power meter instruments. Revise to discuss why there has been increased sales activity of these products. In your revised disclosure indicate whether there has been a change in your prices, decreased competition, release of new products, etc. Management`s discussion and analysis should identify and quantify factors responsible for changes in financial statement line items and describe why those factors occurred. Refer to Item 303(a)(3) of Regulation S-K.

38. We note you attribute improvement in gross profit to higher sales volume. Management`s discussion and analysis should separately discuss and quantify changes from volume, prices and other factors.
Refer to Item 303(a)(3)(iii) of Regulation S-K.

For the Year Ended December 31, 2003 Compared to December 31, 2002
-
Page 80

39. Please revise the discussion of net sales to provide an indication of why revenues decreased between the periods. Please note this comment also applies to the discussion of the net sales for the year ended December 31, 2002 compared to the year ended December
31, 2001.

40. Please revise to discuss why your Noise Com and Boonton operations generated higher gross profit margins. Discuss any unusual or infrequent items that may have contributed to the improved gross margins. Discuss any trends or uncertainties that may exist relating to your different business lines.

For the Year Ended December 31, 2002 Compared to December 31, 2001
-
Page 81

41. Revise to discuss why your gross profit margin declined from 54.4% in 2001 to 50.4% in 2002.

Liquidity and Capital Resources - Page 82

42. We note your current ratio has increased from 11.9:1 at December
31, 2003 to 21.3:1 at September 30, 2004. Revise your filing to discuss what factors caused the current ratio to increase so significantly.

43. You state that you have historically been able to collect your account receivables approximately every two months. However, we note that your days sales outstanding has increased from approximately
57
days at December 31, 2003 to approximately 74 days at September
30,
2004. Revise your filing to discuss why your days sales outstanding has increased. Discuss why your accounts receivable has increased at a greater rate than your sales.

Willtek Operating and Financial Review - Page 88

Quantitative and Qualitative Disclosures About Market Risk - Page
93

44. Please revise to provide quantitative information about market risk relating to exposure to U.S. dollar and the British pound sterling in one of the three alternative formats provided for in Item
305(a) of Regulation S-K. In addition, provide the qualitative information required by Item 305(b) of Regulation S-K.

Wireless Telecom Group, Inc. Consolidated Financial Statements as of
December 31, 2003

Consolidated Statements of Operations - Page F-4

45. Please revise your statement of operations, or include a footnote to the financial statements, which shows the components of interest, dividends and other (income) expense. Support the timing of the recognition of and accounting for any significant items noted. Please note that the guidance at Rule 5-03(b)(7) and (9) of Regulation S-X does not permit material items to be netted.

46. Provide us with your calculation of the basic and diluted weighted average shares outstanding. We note that you had 19,875,378 and 19,992,378 shares outstanding at December 31, 2002 and 2003, respectively. However, the weighted average shares numbers used in your earnings per share calculation are significantly lower. Revise your filing as appropriate to correct the share figures presented on the balance sheet or the weighted average shares outstanding figures presented on the income statement. If shares are being excluded from this calculation, revise your disclosures to clearly indicate the nature of the shares being excluded and why they are being excluded.
Support your position for excluding these shares by reference to appropriate accounting literature. Finally, please note these comments also apply to the weighted average share information presented on pages 10, 16, 17, and 21 of this filing, as well as the per share information presented throughout the annual and interim period financial statements.

Note 1 - Description of Company and Summary of Significant
Accounting
Policies - Page F-7

47. Please revise to define the abbreviation "FSC."

Intangible Assets - Page F-9

48. We see that goodwill impairment testing in 2003 was based on an independent valuation consulting firm. If you intend to incorporate the 10-K by reference in any registration statement, you must specifically identify each appraiser as an expert and include their consent in the registration statement. Alternatively, you should revise to eliminate those references and to clearly disclose that management is primarily responsible for determining fair values for goodwill impairment testing purposes and instead discuss the methods and significant assumptions used to make your valuations. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when making these determinations. In any case, your disclosure should clearly indicate that management is responsible for these valuations. Please revise to comply. Please note this comment also applies to Note 4 of the interim condensed consolidated financial statements.

Revenue Recognition - Page F-9

49. We note that you sell to distributors. Please revise your filing to clearly indicate your revenue recognition policy relating to sales to distributors.

50. Revise your filing to discuss any post-shipment obligations that may exist in any of your arrangements, including right of return, price protection, or volume pricing. Please cite the specific accounting literature that you are relying upon in your response.

Stock Based Compensation - Page F-10

51. Please revise to present the pro forma net income per share as if the fair value method had been used in the Summary of Significant
Accounting Policies footnote. Please refer to paragraph 2(e) of SFAS
148. Please note this comment also applies to your interim condensed consolidated financial statements.

52. In addition, please revise the format of your reconciliation of pro forma net income per share as presented in Note 5 to comply with the presentation requirements prescribed by paragraph 2(e) of SFAS
148. Please note this comment also applies to your interim condensed consolidated financial statements.

Note 5 - Shareholders` Equity - Page F-11

53. Please revise to present the weighted average grant date fair value for options granted during the year. Refer to paragraph
47(b)
of SFAS 123.

54. Please revise to also present the number, weighted-average exercise price and weighted average remaining contractual life of options outstanding, and the number and weighted average exercise price of options currently exercisable by exercise price range, as required by paragraph 48 of SFAS 123.

Note 6 - Operational Information and Export Sales - Page F-14

55. We note throughout management`s discussion and operations that you discuss various operating subsidiaries, including Boonton Electronics Corporation, Microlab/FXR and Noise Com. Tell us why you do not believe these operating subsidiaries meet the definition of operating segments as defined in paragraphs 10-15 of SFAS 131. Alternatively, if you are applying the aggregation criteria of SFAS
131, tell us why you believe the operating segments qualify for aggregation based on the guidance in paragraph 17 of SFAS 131.

Willtek Communications GmbH Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm - Page F-
25

56. We note your auditors did not audit the financial statements of
Willtek Communications Incorporated as of and for the period ended March 31, 2003, but instead chose to rely on the work of the other auditor and refer to that other auditor in its opinion. We further note the assets of Willtek Communications Inc. constitute approximately 37% of the consolidated assets, and the revenues of this subsidiary constitute 26% of the consolidated revenues.
Given
the significance of the subsidiary that was audited by other auditors, please revise your filing to include the report of the auditor in this filing. Refer to Rule 2-05 of Regulation S-X.

Note 1 - Description of Business and Summary of Significant
Accounting Policies - Page F-31

Revenue Recognition - Page F-34

57. We note you sell to distributors. Please supplementally tell us and revise your footnote to disclose how you recognize revenue on sales to distributors. In addition, tell us how you account for any post-shipment obligations relating to these or any of your other sales.

* * *

As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule 14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

      Direct questions on the financial statements and related disclosure to Kevin Vaughn at (202) 824-5387 or Daniel Gordon,
Branch
Chief, at (202) 942-2813. Direct any other questions to Donald C. Hunt at (202) 824-5662 or to me at (202) 942-1880.


 	Sincerely,



	Peggy Fisher
	Assistant Director



cc (via fax): 	Robert H. Cohen, Esq. - Greenberg Traurig
	Anthony J. Marsico, Esq. - Greenberg Traurig


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Paul Genova
Wireless Telecom Group, Inc.
July 22, 2005
Page 1